Exhibit 2.0

AGREEMENT

          THIS AGREEMENT (this “Agreement”) is entered into as of the 8th day of July, 2005, by and among XETA TECHNOLOGIES, INC., an Oklahoma corporation (“XETA”), BLUEJACK SYSTEMS, L.L.C., a Washington limited liability company (“Bluejack”), and GREG FORREST (“Forrest”).

Recitals:

          A.          XETA, Bluejack and Forrest are parties to an Asset Purchase Agreement dated effective as of August 1, 2004 (“Purchase Agreement”).

          B.          Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the Purchase Agreement.

          C.          Pursuant to the Purchase Agreement, Bluejack is entitled to receive, in addition to the Cash Portion of the Purchase Price received at Closing, a five-year Earnout (as more particularly described in the Purchase Agreement).

          D.          Bluejack and Forrest are willing to relinquish the right to payment of the Earnout (and any portion thereof) in consideration of XETA’s agreement to the terms of this Agreement.

Terms and Conditions

          In consideration of the foregoing premises, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

          1.          Bluejack and Forrest agree to relinquish all right to payment of the Earnout.

          2.          XETA agrees to pay to Bluejack the sum of Fifty Thousand ($50,000) dollars and to issue to Bluejack One Hundred Thousand (100,000) shares of restricted common stock of XETA (the “Restricted Shares”), which shares shall be restricted against transfer and may not be sold, pledged or otherwise transferred by Bluejack during the restriction period (the “Restricted Period”), which shall be as follows:

                       50,000 of the Restricted Shares will be restricted until the 2nd anniversary of the Issue Date;

                       25,000 of the Restricted Shares will be restricted until the 3rd anniversary of the Issue Date;

                       25,000 of the Restricted Shares will be restricted until the 4th anniversary of the Issue Date.

          3.          Bluejack acknowledges and understands that (i) the Restricted Shares are also “restricted securities” as that term is defined under Rule 144 of the Securities Act of 1933, as amended, and that as a result thereof, Bluejack cannot sell, transfer or otherwise distribute the Restricted Shares after expiration of the Restricted Period unless an exemption from registration is available, or unless the Restricted Shares are registered which XETA currently has no plans to do and is not obligated to do; and (ii) the restricted nature of the Restricted Shares will be noted on the books of XETA and on any certificate issued to Bluejack representing the Restricted Shares.  Bluejack represents and warrants to XETA that (i) it is acquiring the Restricted Shares for investment purposes only and not with a view to or for the resale or distribution thereof;   (ii) it has no need for liquidity in the Restricted Shares and is able to bear the economic risks of this investment for an indefinite period of time; and (iii) in making the decision to accept the Restricted Shares hereunder, Bluejack has (x) made such independent investigation of XETA as it has deemed necessary; (y) had access to and received and reviewed all information it has deemed relevant to its investment decision (including without limitation, annual, quarterly and other reports filed by XETA with the Securities and Exchange Commission and press releases issued by XETA); and (z) had the opportunity to ask questions of and receive answers from XETA officers and management.

          4.          Bluejack and Forrest hereby (a) release and discharge XETA, and its present and former employees, affiliates, directors, officers, representatives, agents, shareholders, successors and assigns (“Releasees”) from any and all claims, charges, demands, rights, liabilities and causes of action of any kind, whether now existing or hereafter arising, matured or unmatured, liquidated or unliquidated, absolute or contingent, with respect to, or arising out of, the Purchase Agreement, (b) release and waive any claim and/or right to demand or receive further consideration or payment of any kind from XETA or any Releasee in connection with or pursuant to the Purchase Agreement; and (c) agree not to file or pursue any claim, charge or proceeding of any kind in any agency or court against XETA or any Releasee with respect to any matter concerning the Purchase Agreement.

          5.          XETA hereby releases and discharges Bluejack and Forrest from any and all claims, charges, demands, rights, liabilities and causes of action of any kind, whether now existing or hereafter arising with respect to, or arising out of, the Purchase Agreement; provided, however, that this paragraph shall exclude and shall not be deemed to release, impair or limit the obligations of Forrest to XETA arising under or in connection with the Non-Competition Agreement dated August 1, 2004, entered into by them in connection with the Purchase Agreement, or XETA’s rights and remedies thereunder.

          6.          This Agreement shall be governed by the laws of the State of Oklahoma applicable to contracts made and wholly performed therein.

          IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Agreement as of the day and year first written above.

XETA TECHNOLOGIES, INC.,		BLUEJACK SYSTEMS, L.L.C.,
an Oklahoma corporation		a Washington limited liability company

By	/s/ Jack R. Ingram	By	/s/ Greg Forrest

	Jack R. Ingram, Chairman		Greg Forrest, Sole Member
and Chief Executive Officer

/s/ Greg Forrest

Greg Forrest, individually

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